ALLIED GOLD LIMITED

ACN 104 855 067

4 March 2009

Australian Stock Exchange
Company Announcements Office

Notice under Section 708A of the Corporations Act

On 27 February 2009, Allied Gold Limited (Company) allotted 61,649,000 fully paid ordinary shares pursuant to a placement at $0.50. The shares are part of a class of securities quoted on the Australian Securities Exchange Limited (ASX).

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The shares were issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act; and
(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Yours faithfully

Peter Torre
Company Secretary

34 Douglas Street, Milton, QLD 4064 Australia
PO Box 2019, Milton, QLD 4064, Australia
Telephone: 61 7 3252 5911 Facsimile: 61 7 3252 3552
Email: info@alliedgold.com.au Web: www.alliedgold.com.au